Exhibit (a)(1)(ix)

THE YURI ITKIS GAMING TRUST COMMENCES TENDER

OFFER TO PURCHASE REMAINING
PUBLIC STAKE IN FORTUNET, INC.

Offer Price Increased To $2.25 in Cash per Share

LAS VEGAS, January 15, 2010—The Yuri Itkis Gaming Trust of 1993 (the “Trust”) announced today that it has commenced a tender offer to purchase all of the outstanding shares of Common Stock of FortuNet, Inc. (NASDAQ:FNET) not already owned by the Trust for $2.25 in cash per share.  The increased offer price represents a 32% increase over the originally announced price of $1.70 per share, a premium of approximately 76% over the closing price of the shares on November 20, 2009, the last full trading day prior to the first public announcement of the Trust’s intended offer, and a premium of approximately 69% above the average closing price of the shares for the 20 trading days immediately preceding November 20, 2009.

The Trust’s decision to increase the offer price follows discussions between representatives of the Trust and certain members and representatives of the special committee of independent members of the Board of Directors of FortuNet, Inc. appointed to review the Trust’s offer.

The necessary filings with the Securities and Exchange Commission in connection with the tender offer are being made today, and the offer documents will be mailed promptly to FortuNet stockholders.

ABOUT FORTUNET, INC.

According to its website, FortuNet, together with its wholly owned subsidiaries, Millennium Games, Star Bingo Holdings, LLC, and Star Bingo Supply, LLC, is engaged primarily in the business of designing, manufacturing, field maintenance of, and leasing electronic gaming and entertainment systems throughout North America.  FortuNet derives substantially all of its revenues from the gaming industry in the United States and Canada.

NOTICE TO FORTUNET STOCKHOLDERS

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to shareholders of FortuNet.  The Trust is not aware of any jurisdiction in which the making of the tender offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Trust becomes aware of any valid state statute prohibiting the making of the tender offer or the acceptance of common stock pursuant to the tender offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the tender offer. If, after a good faith effort, the Trust cannot comply with the statute, it will not make the tender offer to, nor will it accept tenders from or on behalf of, holders of common stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.